UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
000-28539
(Commission File Number)

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
DRI CORPORATION

Full Name of Registrant

Former Name if Applicable
13760 Noel Road, Suite 830

Address of Principal Executive Office (Street and Number)
Dallas, Texas 75240

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
DRI Corporation (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011 (the “Form 10-Q”) within the prescribed time period because (i) all information required to be included in the Form 10-Q is not currently available without unreasonable effort or expense on the part of the Company and (ii) the Form 10-Q and certain information to be included therein are still being reviewed by the Company. The Company expects to file the Form 10-Q within the time period prescribed by Rule 12b-25(b)(2)(ii) promulgated under the Securities Exchange Act of 1934, as amended.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kathleen B. Oher	(214)	378-8992

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See Attachment IV

ATTACHMENT IV
     Net Sales and Gross Profit. Our net sales for the three months ended September 30, 2011 decreased $20,000, or 0.1%, from $19.9 million for the three months ended September 30, 2010, to $19.8 million for the three months ended September 30, 2011. The decrease resulted from higher sales by our foreign subsidiaries of $2.4 million and lower U.S. domestic sales of $2.4 million.
     The increase in sales by our foreign subsidiaries resulted primarily from increased sales in Europe which were partially offset by decreased sales in the Asia-Pacific market. The increase in sales in Europe is primarily due to the timing of orders and cyclical nature of sales to original equipment manufacturers (“OEMs”). The increase in sales in Europe was primarily due to higher sales to OEMs in Eastern Europe as well as increased sales in the United Kingdom, where preparations for the 2012 summer Olympics to be held in London have begun. The decrease in sales in the Asia-Pacific market occurred in India, where fulfillment of significant orders received in prior periods was substantially completed in the first and second quarters of 2010 and there have been no significant new orders in that market subsequent to that period, and in Australia due to the re-prioritization of governmental funds. The increase in international sales of $2.4 million is inclusive of an increase due to foreign currency fluctuations for the quarter ended September 30, 2011 of approximately $1.2 million. Our foreign subsidiaries primarily conduct business in their respective functional currencies thereby reducing the impact of foreign currency transaction differences. If the U.S. dollar strengthens compared to the foreign currencies converted, it is possible the total sales reported in U.S. dollars could decline.
     The decrease in U.S. sales for the quarter ended September 30, 2011 as compared to the quarter ended September 30, 2010 is primarily attributable to the timing of order receipts from and delivery to our OEM and end-user customers. We reported decreased sales in engineered systems and related products as well as electronic information display systems (“EIDS”) in the U.S. in the third quarter of 2011 compared to the third quarter of 2010. These decreases are largely attributable to a decrease in OEM sales between the two quarters and are driven by the continuation of a depressed U.S. transit market which we believe is a result of funding uncertainties caused by the delay in the enactment of federal funding legislation to replace expired funding legislation.
     Our gross profit of $7.1 million for the three months ended September 30, 2011 increased $589,000, or 9.0%, from $6.5 million for the three months ended September 30, 2010. The increase in gross profit was attributed to a decrease in U.S. domestic gross profits of $872,000 and an increase in foreign gross profits of $1.5 million. As a percentage of sales, our gross profit was 35.8% of our net sales for the three months ended September 30, 2011 as compared to 32.8% for the three months ended September 30, 2010.
     The U.S. gross profit as a percentage of sales for the three months ended September 30, 2011 was 31.7% as compared to 33.0% for the three months ended September 30, 2010. A certain portion of expenses included in cost of sales are fixed and do not vary with the fluctuation in sales from period to period. With a 25.8% decrease in sales by our U.S. subsidiaries in the third quarter of 2011 compared to the third quarter of 2010, these fixed costs became a larger portion of the cost of sales which resulted in a lower gross margin percentage in the third quarter of 2011. This decrease was partially offset by the decrease in sales to OEMs, which generally yield lower gross profit percentages than sales to end-user customers, and price increases in selected instances which went into effect in the last quarter of 2010.
     The international gross profit as a percentage of sales for the three months ended September 30, 2011 was 37.9% as compared to 32.6% for the three months ended September 30, 2010. The increase in international gross profit percentage is largely attributable to a variation in geographical dispersion of product sales. Most notably, sales for the three months ended September 30, 2011 significantly increased in Europe while decreasing in the Asia-Pacific market and remaining relatively flat in the South America market as compared to sales for the three months ended September 30, 2010. We realize higher gross margins in the Europe market, where sales increased, than in other markets, where sales decreased. Also contributing to the higher gross profit percentage in the third quarter of 2011 were higher gross profit percentages in certain markets due to favorable material price reductions from suppliers compared to the third quarter of 2010 and a change in product mix, with increased sales of EIDS that yield higher margins in the third quarter of 2011 compared to the same period of 2010.

     Selling, General and Administrative. Our selling, general and administrative (“SG&A”) expenses of $5.7 million for the three months ended September 30, 2011 decreased $40,000, or 0.7% from $5.7 million for the three months ended September 30, 2010. SG&A expenses decreased in the third quarter of 2011 when compared to the third quarter of 2010 primarily due to (1) decreased consulting fees of approximately $85,000 resulting primarily from the engagement of a revenue accounting consultant during the third quarter of 2010 and decreased fees in 2011 for outside consultants engaged to assist management in internal control reviews for compliance with requirements of the Sarbanes-Oxley Act of 2002, (2) decreased bad debt expense of approximately $237,000 resulting from the Company adjusting accounts receivable to net realizable value in the third quarter of 2010, (3) decreased tax expenses of approximately $123,000 due to reduction of IPI tax accruals in Brazil, and (4) decreased bank fees of approximately $80,000 primarily due to lower amortization of deferred finance costs resulting from the extension of our domestic debt agreements and, thus, the extension of the amortization period of such costs. These decreases were partially offset by (1) increased personnel-related expenses of approximately $301,000 resulting primarily from an increase in selected engineering personnel in 2011, (2) increased legal fees of approximately $102,000 due primarily to legal counsel received in 2011 in connection with the Company’s assessment of its strategic financing alternatives, (3) increased promotion, advertising, business development and trade show expense of approximately $30,000 and (4) increased office rent and maintenance expenses of approximately $46,000. The decrease in SG&A expenses is inclusive of an increase due to foreign currency fluctuations for the quarter ended September 30, 2011 of approximately $327,000.
     Research and Development. Our research and development expenses of $73,000 for the three months ended September 30, 2011 represented a decrease of $40,000, or 35.4%, from $113,000 for the three months ended September 30, 2010. This category of expense includes internal engineering personnel and outside engineering expense for software and hardware development, sustaining product engineering, and new product development. During the three months ended September 30, 2011, salaries and related costs of certain engineering personnel who were used in the development of software met the capitalization criteria of ASC Topic 985-20, “Costs of Computer Software to be Sold, Leased, or Marketed.” The total amount of personnel and other expense capitalized in the three months ended September 30, 2011, of $628,000 remained unchanged, from $628,000 for the three months ended September 30, 2010. In aggregate, research and development expenditures for the three months ended September 30, 2011 were $701,000 as compared to $741,000 for the three months ended September 30, 2010.
     Operating Income (Loss). The net change in operating income (loss) for the three months ended September 30, 2011 was an increase of $669,000, from net operating income of $669,000 for the three months ended September 30, 2010 to net operating income of $1.3 million for the three months ended September 30, 2011. The increase in operating income (loss) is due to increased gross profit and decreased SG&A and research and development expenses as described herein.
     Other Income and Expense. Total other income and expense increased $97,000 from ($759,000) for the three months ended September 30, 2010 to ($662,000) for the three months ended September 30, 2011 due to an increase of $108,000 in other income, a decrease of $199,000 in foreign currency loss, and an increase of $210,000 in interest expense. The decrease in foreign currency loss resulted primarily from favorable changes in foreign currency exchange rates between the functional currencies of our foreign subsidiaries and the U.S. dollar, as certain internal and external billings of our foreign subsidiaries are denominated in the U.S. dollar. The increase in interest expense is primarily attributable to increased accruals of a termination fee payable to our domestic subordinated lender that is recorded as interest expense. The termination fee associated with this debt was increased under terms of an amendment executed in April 2011 to, among other things, extend the maturity date of this debt to April 30, 2012.
     Income Tax Expense. Net income tax expense was $631,000 for the three months ended September 30, 2011, compared to net income tax expense of $100,000 for the three months ended September 30, 2010. The income tax expense or benefit reported for interim periods is based on our projected annual effective tax rate for the fiscal year and also includes expense or benefit recorded to the provision for uncertain tax positions in foreign jurisdictions. Our projected annual effective tax rate is sensitive to variations in the estimated and actual level of annual pre-tax income, variations in the tax jurisdictions in which the pre-tax income is recognized, and various discrete income tax expenses that may need to be recorded from time to time. As these variations occur, the projected annual effective tax rate and the resulting income tax expense or benefit recorded in interim periods can vary significantly from period to period. For the three months ended September 30, 2011 and 2010, income tax expense as a percentage of income before income taxes was approximately 93.3% and (111.1%) respectively. The change in the rates is primarily related to changes in the mix of income (loss) before income taxes between countries whose income taxes are offset by full valuation allowance and those that are not.
     Net Income (Loss) Applicable to Common Shareholders. The change in net income (loss) applicable to common shareholders for the three months ended September 30, 2011 was an increase of $481,000 from net loss of $545,000 for the three months ended September 30, 2010 to net loss of $64,000 for the three months ended September 30, 2011.
DRI CORPORATION

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2011	By:	/s/ Kathleen B. Oher
Kathleen B. Oher
Vice President, Chief Financial Officer, Treasurer and Secretary

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).